SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                                  Intrado Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    46117A100
                                 (CUSIP Number)

                              Eric S. Wagner, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                                 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 14, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Partners, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  586,016

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  586,016

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  586,016

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.3%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Partners Offshore, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  715,184

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  715,184

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  715,184

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.0%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Group, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,301,200

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,301,200

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,301,200

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.3%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Management, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,301,200

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,301,200

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,301,200

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.3%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LCG Holdings, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  586,016

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  586,016

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  586,016

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.3%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Christian Leone

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,301,200

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,301,200

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,301,200

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.3%

14.      TYPE OF REPORTING PERSON*
                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

     This statement relates to the shares of common stock, $.01 par value, ("Common Stock") of Intrado Inc. (the "Issuer"). The Issuer's principal executive office is located at 1601 Dry Creek Drive, Longmont, Colorado 80503.

ITEM 2.  Identity and Background.

     (a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

     - Luxor Capital Partners, LP, a Delaware limited partnership ("Luxor Capital Partners").

     - Luxor Capital Partners Offshore, Ltd., a Cayman Island exempted company ("Offshore Fund").

     - Luxor Capital Group, LP, a Delaware limited partnership ("Luxor Capital Group").

     - Luxor Management, LLC, a Delaware limited liability company ("Luxor Management").

     - LCG Holdings, LLC, a Delaware limited liability company ("LCG Holdings").

     - Christian Leone, a United States Citizen ("Leone").

Luxor Capital Group is the investment manager of Luxor Capital Partners and the Offshore Fund. Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of Luxor Management. LCG Holdings is the general partner of Luxor Capital Partners. Mr. Leone is the managing member of LCG Holdings.

Luxor Capital Group, Luxor Management and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by Luxor Capital Partners and the Offshore Fund. LCG Holdings and Mr. Leone may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by Luxor Capital Partners.

     The business address of each of Luxor Capital Partners, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 767 Fifth Avenue, 19th Floor, New York, New York 10153.

     The business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman Islands.

     The principal business of each of the Luxor Capital Partners and Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

     The principal business of Luxor Capital Group is providing investment management services.

     The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.

     The principal business of LCG Holdings is serving as the general partner of the Luxor Capital Partners.

     Mr. Leone's principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.

     The Directors and Executive Officers of the Offshore Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

     (d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Luxor Capital Partners in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS                     AMOUNT OF FUNDS
Working Capital                     $9,665,011.55 (excluding commissions)

     The source and amount of funds used by the Offshore Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                     AMOUNT OF FUNDS
Working Capital                     $11,795,359.95 (excluding commissions)

ITEM 4.  Purpose of Transaction.

     The Reporting Persons have sent a letter to Stephen O. James, Lead Director of the Issuer, dated September 26, 2005, stating that they have reviewed the recommendations of Shamrock Partners as detailed in their Schedule 13D filing on September 1, 2005 in Exhibit 6 thereto. The Reporting Persons are in agreement with Shamrock's proposals regarding the use of excess capital, the shortcomings of the Long Term Incentive Plan ("LTIP"), and increased board membership. A copy of the letter from the Reporting Persons is attached hereto as Exhibit C. The Reporting Persons may in the future meet with and/or send additional correspondence to the Issuer's management and Board of Directors.

     All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

     (a)  The Reporting Persons beneficially own:

          (i) Luxor Capital Partners beneficially owns 586,016 shares of Common Stock representing 3.3% of all of the outstanding shares of Common Stock.

          (ii) The Offshore Fund beneficially owns 715,184 shares of Common Stock representing 4.0% of all of the outstanding shares of Common Stock.

          (iii) Luxor Capital Group, as the investment manager of Luxor Capital Partners and the Offshore Fund, may be deemed to beneficially own the 1,301,200 shares of Common Stock held by them, representing 7.3% of all of the outstanding shares of Common Stock.

          (iv) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Luxor Capital Group.

          (v) LCG Holdings may be deemed to be the beneficial owner of the shares of Common Stock held by Luxor Capital Partners.

          (vi) Mr. Leone may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by LCG Holdings.

          (vii) Collectively, the Reporting Persons beneficially own 1,301,200 shares of Common Stock representing 7.3% of all of the outstanding shares of Common Stock.

     (b) Luxor Capital Partners, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone have shared power to vote or direct the vote of the 586,016 shares of Common Stock held by Luxor Capital Partners.

     The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 715,184 shares of Common Stock held by the Offshore Fund.

     Luxor Capital Partners, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone have shared power to dispose or direct the disposition of the 586,016 shares of Common Stock beneficially held by Luxor Capital Partners.

     The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 715,184 shares of Common Stock held by the Offshore Fund.

     (c) The following transactions were effected by Luxor Capital Partners during the past sixty (60) days:

                                          Approx. Price per
                        Amount of Shs.    Share (excl. of
Date        Security    Bought (Sold)     commissions)

09/01/05    Common      90,278            15.68
09/02/05    Common      49,514            16.02
09/06/05    Common      67,564            16.13
09/08/05    Common      34,139            16.15
09/09/05    Common      35,562            16.40
09/12/05    Common      21,488            16.46
09/13/05    Common      83,067            16.94
09/14/05    Common      45,028            16.92
09/15/05    Common      45,976            17.09
09/16/05    Common      15,869            16.99
09/19/05    Common      25,909            17.03
09/20/05    Common      4,883             16.26
09/22/05    Common      406               16.53
09/26/05    Common      67,283            16.98

     The following transactions were effected by the Offshore Fund during the past sixty (60) days:

                                          Approx. Price per
                        Amount of Shs.    Share (excl. of
Date        Security    Bought (Sold)     commissions)

09/01/05    Common      110,222           15.68
09/02/05    Common      60,386            16.02
09/06/05    Common      82,436            16.13
09/08/05    Common      41,661            16.15
09/09/05    Common      43,438            16.40
09/12/05    Common      26,012            16.46
09/13/05    Common      101,533           16.94
09/14/05    Common      54,972            16.92
09/15/05    Common      54,974            17.09
09/16/05    Common      19,331            16.99
09/19/05    Common      31,591            17.03
09/20/05    Common      6,117             16.26
09/22/05    Common      394               16.53
09/26/05    Common      82,117            16.98

     The above transactions were effected on the Nasdaq Stock Market.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Directors and Executive Officers of the Offshore Fund

     Exhibit B - Joint Filing Agreement

     Exhibit C - Letter from Reporting  Persons to Issuer,  dated  September 26,
     2005

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  September 26, 2005

        LUXOR CAPITAL PARTNERS, LP
        By: LCG Holdings, LLC, as General Partner


            By: /s/ Christian Leone
                -------------------
                    Christian Leone,
                    Managing Member


        LUXOR CAPITAL PARTNERS OFFSHORE, LTD.


        By: /s/ Christian Leone
            -------------------
                Christian Leone,
                Director


        LUXOR CAPITAL GROUP, LP
        By: Luxor Management, LLC, as General Partner


            By: /s/ Christian Leone
                -------------------
                    Christian Leone,
                    Managing Member


        LCG HOLDINGS, LLC


        By: /s/ Christian Leone
            -------------------
                Christian Leone,
                Managing Member



        LUXOR MANAGEMENT, LLC

        By: /s/ Christian Leone
            -------------------
                Christian Leone,
                Managing Member



        /s/ Christian Leone
        -------------------
            Christian Leone

                                    EXHIBIT A

    DIRECTORS AND EXECUTIVE OFFICERS OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD.


1.       Don M. Seymour
         dms Management Ltd.
         P.O. Box 31910 SMB
         British American Centre, Tower 3
         Dr. Roy's Drive
         George Town, Grand Cayman
         Cayman Islands

         Mr. Seymour is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.       Aldo Ghisletta
         dms Management Ltd.
         P.O. Box 31910 SMB
         British American Centre, Tower 3
         Dr. Roy's Drive
         George Town, Grand Cayman
         Cayman Islands

         Mr. Ghisletta is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

3.       Christian Leone (See Item 2)

                                    EXHIBIT B
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Intrado Inc. dated as of September 26, 2005 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  September 26, 2005

        LUXOR CAPITAL PARTNERS, LP
        By: LCG Holdings, LLC, as General Partner


            By: /s/ Christian Leone
                -------------------
                    Christian Leone,
                    Managing Member


        LUXOR CAPITAL PARTNERS OFFSHORE, LTD.


        By: /s/ Christian Leone
            -------------------
                Christian Leone,
                Director


        LUXOR CAPITAL GROUP, LP
        By: Luxor Management, LLC, as General Partner


            By: /s/ Christian Leone
                -------------------
                    Christian Leone,
                    Managing Member


        LCG HOLDINGS, LLC


        By: /s/ Christian Leone
            -------------------
                Christian Leone,
                Managing Member



        LUXOR MANAGEMENT, LLC

        By: /s/ Christian Leone
            -------------------
                Christian Leone,
                Managing Member



        /s/ Christian Leone
        -------------------
            Christian Leone

                                    EXHIBIT C

                      [Luxor Capital Group, LP Letterhead]

                                                September 26, 2005


Mr. Stephen O. James
Lead Director
Intrado Inc.
1601 Dry Creek Drive
Longmont, CO 80503

Dear Stephen,

     Luxor Capital Group, LP is the investment manager of Luxor Capital Partners, LP and Luxor Capital Partners Offshore, Ltd., which collectively beneficially own 1,301,200 shares of Intrado Inc. common stock.

     We are writing to inform you that we have reviewed the recommendations of Shamrock Partners as detailed in their Schedule 13D filing on September 1, 2005 in Exhibit 6 attached thereto, and we are in agreement with Shamrock's proposals regarding the use of excess capital, the shortcomings of the Long Term Incentive Plan ("LTIP"), and increased board membership. Please feel free to contact me if you would like to discuss any of the above.

                                              Sincerely,
                                              /s/ Christian Leone
                                              -------------------
                                                  Christian Leone